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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of August, 2000


                            Fantom Technologies Inc.
                               (Registrant's name)

                                1110 Hansler Road
                        Welland, Ontario, Canada L3B 5S1
                                 (905) 734-7476
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                            Form 20-F____ Form 40-F X
                                                   ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes_____ No X
                                             ---
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Documents Included as Part of this Report

     No.    Document
     ---    --------

     1.  Press release dated August 17, 2000.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 17, 2000

                                        FANTOM TECHNOLOGIES INC.



                                        By: "Walter J. Palmer"
                                            ------------------------------------
                                              Name: Walter J. Palmer
                                              Title: Secretary
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                                                                    NEWS RELEASE

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                         Earnings Warning Announced By
                            Fantom Technologies Inc.


TORONTO, August 17, 2000 - Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) announced today that, although its financial results for the fiscal year ended June 30, 2000 have not yet been finalized, it is expected that the results will show that the Company incurred a loss for the three months ended June 30. The Company nevertheless expects to realize a profit for the full fiscal year. Financial results are expected to be released later this month.

The Company indicated that, as was the case during the prior quarter, the fourth quarter financial results have been adversely affected by decreased revenues resulting from intense competitive activity within the bagless segment of the vacuum-cleaner market. Fantom Technologies' President and Chief Executive Officer, Allan Millman said, "All of our major competitors have now introduced bagless vacuums in response to widespread consumer demand. This has resulted in increased "clutter" at retail, a higher level of perceived inter-changeability of products among consumers, and a cycle of price reductions. The consequence has been a significant reduction in our revenues.

"By aggressively reducing costs and repositioning retail price points, we have taken steps to strengthen our core business. In addition, to create added consumer value, we recently introduced a new "Limited Edition" model of the FURY(TM) vacuum and plan to add a major new feature to this and other models in the line in the first half of 2001."

The Company also stated that planned new product introductions are expected to re-establish its competitive advantage and increase revenues. Commercial shipments of the new FANTOM(R) CALYPSO(TM) Microbiological Water Purifier are expected to commence this Fall. This countertop appliance incorporates processes used by the world's most advanced municipal water-treatment systems to kill dangerous microorganisms. It also eliminates or reduces many other contaminants and
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provides great-tasting water.  Also, a new full-size wireless vacuum cleaner is planned for introduction in the first half of 2001. This remarkable machine has been designed by the Company to be `library quiet' and provide full power for up to one full hour before its energy system needs to be regenerated.

About Fantom Technologies

Fantom Technologies Inc. of Ontario, Canada is a growth-oriented, household-appliance company, seeking the best ideas in technology that will make daily living better for consumers. Over the past five years, Fantom has changed the face of the vacuum cleaner industry in North America with its line of dual-cyclonic vacuums. The Company is developing several new products based on proprietary technology and has aggressive plans to expand the markets and geographic territories in which it competes. Since May 1998, eighty-five utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc.

For more information about Fantom Technologies, visit the Company's web site at www.fantom.com.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "expected", "planned" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

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